April 13, 2009 Via EDGAR

United States Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549-7010 Attn: H. Roger Schwall

Re:	ENSCO International Incorporated Form 10-K for Fiscal Year Ended December 31, 2008 Filed February 26, 2009 File No. 001-08097

Ladies and Gentlemen:

This letter is in response to your letter of March 30, 2009, relating to the above referenced Form 10-K (the "Form 10-K") of ENSCO International Incorporated (the "Company" or "Ensco"). To facilitate your review, we have repeated each of your comments in bold italics followed immediately by our response to that particular comment.

Form 10-K for Fiscal Year Ended December 31, 2008

Controls and Procedures, page 92

1.	We note your disclosure on pages 26 and 27 regarding certain payments by your customs brokers in Nigeria. Given these payments, please explain how management was able to conclude that your internal control over financial reporting and your disclosure controls and procedures were effective as of the end of your fiscal year. We note further the compliance initiative that began in November 2008. We may have further comment.

Our investigation, which covered the period January 2002 through June 2007, considered whether Ensco's customs brokers, in fact, made improper payments to individual Nigerian government officials and whether the facts and circumstances were such that Ensco is at risk of being vicariously liable under the U.S. Foreign Corrupt Practices Act ("FCPA") for any improper payments made by its customs brokers. Our investigation, with which Ensco's customs brokers did not cooperate, was unable to confirm whether our customs brokers made improper payments to Nigerian government officials. Nor did the investigation confirm that Ensco itself vicariously violated the anti-bribery provisions of the FCPA. We are in discussions with the U.S. Department of Justice and U.S. Securities and Exchange Commission - Division of Enforcement relative to our investigation findings and, although currently under review, at this time they have not asserted that we have committed any violations of the provisions of the FCPA. Our assessment of internal controls over financial reporting (and associated disclosure controls and procedures) and our resulting conclusion that they were effective as of December 31, 2008, incorporated a review and evaluation of the investigation findings and recommendations.

With respect to your reference to our ongoing compliance initiative, please note that the measures approved in November 2008 are intended to further enhance existing policies and procedures relating to FCPA compliance. Implementation of these enhancements has not materially affected, and is not reasonably likely to materially affect, our internal controls over financial reporting. We have maintained policies and procedures regarding FCPA compliance for many years and we have enhanced them on a periodic basis, including in connection with the Sarbanes Oxley Act legislation and in response to preliminary findings and recommendations of our investigation.

2.	To the extent you deem these payments immaterial to your business, explain for us why you believe that violations of the Foreign Corrupt Practices Act only constitute control weaknesses if the size of the payment is material.

Our investigation did not establish that Ensco's customs brokers made improper payments, large or small, to Nigerian government officials. Therefore, there was no judgment as to whether improper payments by customs brokers, if any, were or were not material. Rather, our conclusion that no material weakness in our internal controls over financial reporting existed as of December 31, 2008 took into consideration all factors relevant to an analysis of control deficiencies, including whether deficiencies in our internal controls could give rise to a material misstatement of our financial statements. Notwithstanding the foregoing, we confirm that the payments made by Ensco to customs brokers in Nigeria for services related to customs matters were immaterial to our financial position, operating results and cash flows.

In response to your request, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in its filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have questions or require additional information you may contact me or Alan Harvey of Baker & McKenzie LLP at (214) 978-3047.
Sincerely, /s/ James W. Swent III James W. Swent III Senior Vice President and Chief Financial Officer

cc:	Alan Harvey, Baker & McKenzie LLP Roger Bivans, Baker & McKenzie LLP